

Mail Stop 3561

January 5, 2017

Eugene Wong
Chief Executive Officer
EliteSoft Global Inc.
18582 N.W. Holly Street
Unit 202
Beaverton, Oregon 97006-7014

> **Re:** **EliteSoft Global Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 23, 2016**
> **File No. 333-213189**

Dear Mr. Wong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the three and nine months ended September 30, 2016 and 2015, page 18

1. Please revise the amount of operating expenses in the table for the nine months ended September 30, 2016 to be consistent with the amount reported on the statement of operations.

2. We note your disclosure in response to comment 3. Your disclosure indicates the increase in net income for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015 was attributable to a reduction in gross profit when in fact gross profit increased. Please revise your disclosure to accurately explain

the change and the increase in net income. Please also quantify the change in gross profit for both the three and nine months.

3. We note your response to comment 6. We direct your attention to the third and second sentences of your discussion of income taxes for the three and nine months ended September 30, 2016. Your disclosure of the effective income tax rates refers to the three and nine months ended June 30, 2016 as opposed to September 30, 2016.   Please revise.

Liquidity and Capital Resources, page 20

4. Please revise the amount of working capital as of September 30, 2016 disclosed in the third paragraph below the table of working capital to be consistent with the amount disclosed in the table.

Notes to Condensed Financial Statements (unaudited)

5. Related Party Transactions, page F-11

5. We note you filed the loan agreement as exhibit 3.5 in response to comment 11. Please revise the exhibit description on page 46 to reflect the exhibit is a loan agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or William Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-2545, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products